RMS

Securities and Exchange SI

JUN 28 2018

RECEIVED

18007918

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ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

SEC FILE NUMBER
8-45185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2017 (MM/DD/YY) AND ENDING 04/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTAURUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. KATELLA AVE., STE. 200
(No. and Street)

ANAHEIM	CA	92806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHERI LEJMAN 714-456-1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Dr., Ste. 600	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sheri Lejman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTAURUS FINANCIAL, INC., as of April 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CFO

Title

Claudia Navarro

Notary Public

CLAUDIA RUIZ NAVARRO
Notary Public – California
Orange County
Commission # 2222677
My Comm. Expires Nov 20, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENT AND NOTES TO FINANCIAL STATEMENT

For The Year Ended April 30, 2018

This report is filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission as a public document.

CENTAURUS FINANCIAL, INC.
TABLE OF CONTENTS
APRIL 30, 2018

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Centaurus Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Centaurus Financial, Inc. (the Company) as of April 30, 2018, and the related notes to the financial statement (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Squar Milner LLP

We have served as the Company's auditor since 2014.

Newport Beach, California
June 26, 2018

CENTAURUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
April 30, 2018

ASSETS		
Cash and cash equivalents	$	28,670,894
Commissions receivable		3,135,914
Receivables from broker-dealers and clearing organizations		440,406
Note receivable from officer		570,000
Prepaid expenses and other assets		4,191,961
Due from affiliates		106,317
Investment securities held for trading, at fair value		674,392
Investment securities, held-to-maturity		386,705
Property and equipment - net		1,013,671
Deferred tax asset		1,094,000
Deposits with clearing organizations		100,000
TOTAL ASSETS	$	40,384,260
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$	4,923,823
Accounts payable and other liabilities		9,593,469
Deferred revenue		1,682,451
Income taxes payable		1,107,291
Deferred tax liability		44,000
Note payable to bank		535,937
TOTAL LIABILITIES		17,886,971
COMMITMENTS AND CONTINGENCIES (NOTE 8)		
STOCKHOLDERS' EQUITY		
Common stock - no par value, 10,000,000 shares authorized, 137,313 shares issued and outstanding		544,861
Notes receivable from related party		(6,753,741)
Retained earnings		28,706,169
TOTAL STOCKHOLDERS' EQUITY		22,497,289
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	40,384,260

The accompanying notes are an integral part of the financial statement.

NOTE 1 - DESCRIPTION OF BUSINESS

Centaurus Financial, Inc. (the "Company") is a national broker/dealer licensed to offer securities, investment advisory services and insurance products. The Company is a Registered Investment Advisor with the U.S. Securities and Exchange Commission (the "SEC") and a member of both the Financial Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Founded in 1992, the Company was formed with a focus to provide service, support, technology, and education to independent financial advisers in the securities industry. While the industry as a whole and the Company itself have evolved since the Company's inception, the focus of the Company remains the same as of the date of these financial statements.

The Company is a leading independent broker/dealer providing a platform for over 600 financial advisors and 350 branch offices across the United States of America. The Company is headquartered in Anaheim, California. The Company is a subsidiary of Federation of Financial Services, Inc. ("FFS"), a holding company. FFS owns 83.75% of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Basis of presentation – The Company's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and cash equivalents – Cash and cash equivalents are comprised of cash in banks and highly liquid instruments with original maturities of three months or less, primarily consisting of bank time deposits and investments in institutional money market funds. Cash in bank accounts at times may exceed federally insured limits (See Note 10).

Recognition of revenues – Revenues are recognized in the periods in which the related services are performed and when collectability is reasonably assured. Payments received by the Company in advance of performance of service are deferred and classified as deferred revenue in the statement of financial condition and are recognized as revenue when earned. The main categories of revenue for the Company are commissions, advisory and marketing, as follows:

Commission revenue – Commission revenue represents gross commissions generated by the Company's independent representatives for their clients' purchases and sales of securities, and various other products such as variable annuities, alternative investments, equity indexed annuities, mutual funds and other investment companies, and insurance. A substantial portion of the Company's commission revenue is ultimately paid to the Company's independent representatives. The Company records an estimate for commission payable based upon commission rates for representatives for which the Company has accrued commission revenue. Such amounts are recorded as commission expense.

Advisory revenue – The Company's managed account advisory fees are based on the amount of assets managed per agreement negotiated between the independent advisor and their clients. These revenues are recorded quarterly. Payments received by the Company in advance of the performance of service are deferred and recognized as revenue when earned. A substantial portion of the Company's advisory fees are paid to the related advisor and are recorded as commission expense.

Marketing revenue – The Company receives marketing allowances from certain financial product manufacturers. This revenue associated with such product sales is recognized once determined.

Other revenues – Other revenues primarily consists of amounts earned by the Company from clearing organizations related to trade facilitation, operational and administrative services fees, and clearing credits; fees charged to the Company's independent representatives for service, support and technology, annual licensing renewals with the FINRA and errors and omission insurance; realized and unrealized losses on investments; and other miscellaneous revenues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments – The Company's carrying amounts of cash and cash equivalents, commissions receivable, receivables from broker-dealers and clearing organizations, accounts payable and other liabilities, prepaid expenses and other assets approximate their fair values due to their short-term nature and/or as they are receivable or payable upon demand. Amounts shown for debt approximate fair value.

Prepaid expenses and other assets – The Company's prepaid expenses and other assets include expenses that are prepaid and notes receivable from financial advisors. The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to advisors are generally based either on the advisor's credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over the terms of the loan provided the advisor remains licensed through the Company. At April 30, 2018, $530,467 of the loan balance was forgivable and is included in prepaid expenses and other assets in the accompanying statement of financial condition. The amounts forgiven for the year ended April 30, 2018 was $254,832 and is included in operating expenses in the accompanying statement of operations. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date, an allowance for uncollectible amounts would be recorded using an analysis that would take into account the advisor's registration status as well as the advisor's ability to repay the outstanding balance due. Management monitors the adequacy of the allowance for uncollectible amounts through periodic evaluations of these loans and actual trends experienced. These loans are unsecured, and for any amounts not forgiven, will earn interest per annum generally ranging from 3% to 4%. As of April 30, 2018, the Company concluded that no such allowance for uncollectible amounts was required.

Investment securities – Marketable equity securities and debt securities are classified as trading, held-to-maturity, or available-for-sale. Management determines the appropriate classification of securities at the time of purchase and evaluates such designation at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost in the statement of financial condition. Securities that are bought principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value, with changes in earnings reported in stockholders' equity. As of April 30, 2018, the Company had $674,392 of investments classified as trading and reported at fair value within the fair value hierarchy (See Note 3). As of April 30, 2018, the Company had $386,705 of investments classified as held-to-maturity and are reported at amortized cost (See Note 3). As of April 30, 2018, the Company had no investment securities classified as available-for-sale. The Company accounts for its investments in business development companies, REITS and limited partnerships which are classified as held for trading in accordance with ASU 2015-07, Fair Value Measurements. Such investments are valued as a practical expedient utilizing the net asset valuations provided by the investee fund manager's net asset value ("NAV") to determine the fair value of these investments that do not have readily determinable fair value.

Property and equipment – Property and equipment is recorded at historical cost, net of accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years. Buildings and related improvements are depreciated over a period of 15 to 39 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Land is not depreciated. Routine repairs and maintenance costs are expensed as incurred. Management reviews property and equipment for impairment whenever events or circumstances indicate the carrying amount of the assets may not be recoverable. No impairment existed for the year ended April 30, 2018.

Income taxes – The Company files its income taxes as part of the consolidated income tax return of its parent. In preparing the financial statements, the Company estimates income tax based upon if the Company filed on a separate return basis. The Company must assess the likelihood that the deferred tax asset will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax asset will not be realized. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in estimates of these taxes may occur periodically due to changes in tax rates, changes in business operations, implementation of tax planning strategies, newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's statements of operations, financial condition or cash flows in the period or periods in which they occur.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (Continued) - The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, *Income Taxes*. Based on management's evaluation, there are no uncertain tax positions at April 30, 2018 that would require recognition in the financial statements. The Company has elected to include interest and penalties related to its tax contingencies in income tax expense. No interest or penalties have been accrued or charged to expense as of and for the year ended April 30, 2018. The Company is no longer subject to federal or state examinations by taxing authorities for the years before 2013.

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recently issued accounting pronouncements – In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of Effective Date*, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017. The Company is required to adopt the provisions of this guidance for its fiscal year beginning May 1, 2018. The Company adopted ASU 2014-09 on May 1, 2018 and utilized the modified retrospective method. The adoption of ASU 2014-09 did not have a material impact on the Company's financial condition or results of operations.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company is required to adopt the provisions of this guidance on May 1, 2019. Management is currently evaluating the impact that ASU 2016-02 will have on its financial statements, related disclosures and computation of net capital, if any.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by active market data.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the methodologies, and similar techniques that use significant unobservable inputs.

NAV - Investments in other funds are valued at the latest available reported NAV of the respective fund, where their value is based upon the most recent NAV per their public filing with the SEC.

The Company's policy is to recognize transfers in and transfers out of the three levels of input as of the date of the event or change in circumstances that caused the transfers. The Company had no transfers between the three levels during the year ended April 30, 2018.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis:

	Fair Value Hierarchy Classification			
	Level 1	Level 2	Level 3	NAV
Business development companies	$ -	$ -	$ -	$ 67,550
Real estate investment trusts (REITS)	-	-	-	406,736
Limited partnerships	-	-	-	159,388
Callable debt	-	11,218	-	-
Asset-backed securities	-	-	29,500	-
	$ -	$ 11,218	$ 29,500	$ 633,674

The following methods and assumptions were used to estimate the fair value for each class of financial investments measured at fair value:

Business Development Companies, REITS, and Limited Partnerships – Business development companies, REITS and limited partnerships are classified as NAV, and are offered on the secondary market as publicly registered, non-traded investment funds, where their value is based upon the most recent NAV per their public filing with the SEC.

Callable Debt – The callable debt can be redeemed by the issuer prior to its maturity. The asset value of the callable debt is determined based on the observed values for underlying interest rates and market-determined risk.

Asset Backed Securities – The asset backed security investments classified as Level 3 are valued based on a discounted cash flow valuation model. The significant unobservable inputs for determining the estimated fair value of the asset backed securities include a loss rate which ranges from 0% - 97% with a weighted average loss rate of approximately 5%.

The Company's investments in business development companies, REITS and limited partnerships have certain redemption and liquidity restrictions. It is estimated that these investments will be liquidated between 2019 – 2022.

The Company is required to measure certain assets and liabilities at estimated fair value from time to time. These fair value measurements typically result from the application of specific accounting pronouncements under GAAP. The fair value measurements are considered nonrecurring fair value measurements.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The Company reports held-to-maturity investments at amortized cost. The Company has a certificate of deposit with an original maturity date of three years that secures a note payable with that bank. This investment is not available for use in the current operations of the Company, until the maturity of the note on August 15, 2018 and therefore is considered restricted (Note 5).

The table below shows the amortized cost, unrealized gain position and fair value of this investment as of April 30, 2018:

	Nonrecurring Fair Value Measurement		
	Amortized Cost	Unrealized Gain	Fair Value
Certificate of deposit	$ 386,705	$ 1,764	$ 388,469

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and as of April 30, 2018 consists of the following:

Land	$ 153,041
Building and improvements	889,243
Office furniture and fixtures	548,479
Office computers and equipment	383,354
Leasehold improvements	14,594
Autos	153,671
	2,142,382
Less accumulated depreciation	(1,128,711)
Property and equipment - net	$ 1,013,671

Depreciation and amortization expense was $117,130 for the year ended April 30, 2018.

NOTE 5 - NOTE PAYABLE TO BANK

The Company obtained financing in connection with the purchase of a corporate office facility. The original terms of the note called for a payoff date of August 15, 2015. On August 3, 2015, the Company entered into an agreement with the bank to extend the note. The terms of the extension calls for 36 payments of $2,786, at an interest rate of 3.5% per annum, and one final payment of $540,543 due August 15, 2018. As of April 30, 2018, the outstanding principal balance was $535,597, where such balance is less than the final payment outlined in the extension; this difference is due to the Company making additional principal payments during fiscal 2018, thus, lowering the outstanding principal balance as of April 30, 2018. Interest expense in the amount of $19,423 was paid in connection with this loan during the year ended April 30, 2018. The investment securities, held-to-maturity in the amount of $386,705 discussed in Note 3 is held as security for the note, as required by the bank.

NOTE 6 - REGULATORY

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of April 30, 2018, the Company had net capital of $14,448,171, which was $13,255,706 in excess of its required net capital of $1,192,465.

NOTE 7 - RELATED PARTIES

Commonality of ownership – Because the Company and other related entities have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could differ from what would have been obtained if such entities were autonomous.

Due from affiliates - As of April 30, 2018, the Company had $106,317 due from affiliates. This amount relates to advances made to an affiliated entity, which are being paid back to the Company by such owing affiliate on a regular basis.

Administrative services agreement – The Company entered into an administrative services agreement with a related party to provide the Company with educational, staff support, and other administrative services. The terms of this agreement call for a monthly service fee of $225,000. Changes are made based on a management analysis of actual costs. For the year ended April 30, 2018, $2,700,000 has been recorded as an expense in connection with this agreement and is included within operating expenses in the statement of operations. The administrative and services agreement can be terminated by either party, upon written notice delivered to the other party at least thirty (30) days prior to such termination.

Meeting and event services – The Company received meeting and event services from an affiliate such as support for seminars and conventions, and state registration and licensing services to the Company. For the year ended April 30, 2018, the Company paid $2,781,061 to such affiliate for these services performed, of which $143,000 is included as an expense within operating expenses in the statement of operations and $2,638,061 is netted against respective third party sponsorship monies received by the Company from third parties for attending its seminars and meetings.

NOTE 7 - RELATED PARTIES (CONTINUED)

Notes receivable – As of April 30, 2018, the Company had notes receivable from FFS in the amount of $6,753,741. This amount is classified as contra-equity in the statement of financial condition. These notes accrue interest at 3% per annum and mature in June and December 2021. The Company entered into these separate note transactions with FFS contemporaneously with FFS making payments to an unrelated third party ("FFS Lender") to which FFS has a note payable (the "FFS Note"). The Company loaned FFS $996,115 to make payments on the FFS Note during the year ended April 30, 2018. The FFS Note to the FFS lender has an outstanding balance of $1,762,135 as of April 30, 2018, and the Company's stock is pledged against such outstanding balance. The FFS Note may be prepaid at any time in whole or in part without penalty. Additionally, it is the expressed intent of the two FFS shareholders to retire the FFS Note, prior to its maturity and repay the Company's notes receivable. The FFS Note requires the Company to make scheduled payments to the FFS Lender in the event of an FFS default. In addition, in accordance with the terms of the FFS Note the Company is required to be in compliance with certain loan covenants and is not permitted to make certain dividends and bonus payments without the approval of the FFS Lender during the term of the FFS Note. As of April 30, 2018, management believes that the Company is in compliance with all covenants related to the FFS Note.

On June 1, 2016, a stockholder of the Company purchased a building from the Company for $665,000, which approximated its carrying cost. The note accrues interest at 3.5% per annum and matures on December 31, 2020. The balance on the note at April 30, 2018 was $570,000.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating leases - The Company records rent expense related to its non-cancellable operating leases on a straight-line basis over the term of the lease. The cumulative difference between the rent expense as recognized by the Company and actual rental payments to date is reflected as deferred rent included within accounts payable and other liabilities in the statement of financial condition. Rent expense was $601,627 for the year ended April 30, 2018.

The following is a schedule of minimum lease payments as of April 30, 2018 for the remaining years of the lease term:

2019	$	494,353
2020		487,665
2021		502,295
2022		343,219
	$	1,827,532

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation and claims - In the ordinary course of business, the Company is routinely a defendant in or party to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in cases with origination dates from January 1, 2016 to December 31, 2017, the self-insured retention is $3,000,000 per calendar year, for all claims combined that are made in that calendar year such that the Company's exposure is limited to $3,000,000 per policy year, subject to policy limitations and exclusions. In cases with origination dates after December 31, 2017, the self-insured retention is $2,000,000 per calendar year, for all claims combined that are made in that calendar year such that the Company's exposure is limited to $2,000,000 per policy year, subject to policy limitations and exclusions.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $100,000 deductible per case, subject to policy limitations and exclusions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's general counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred and classified as professional services within the statement of operations.

As of April 30, 2018, the Company had accrued $3,095,600 relating to the Company's defense in various legal matters. The amount actually paid in relation to these legal matters may differ from the year end accrual.

NOTE 9 - PROVISION FOR INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state taxes are calculated as if the Company filed separate income tax returns.

The Company operates, for tax purposes, pursuant to a tax sharing arrangement by which certain tax attributes are limited or otherwise modified by virtue of being a group member. To the extent the tax sharing agreement differs from the tax method of allocation pursuant to FASB ASC 740-10-30-27 and 28, such difference between the amount paid or received (tax sharing agreement) and the settlement (method of allocation) will be treated as a dividend or capital contribution. As a member of the parent, the Company is severally liable for certain Federal and state income liabilities. Under the arrangement, the parent makes all the decisions with respect to all matters relating to taxes of the consolidated tax group. The provisions of the arrangement takes into account both the Company separately and the Company as a member of the consolidated tax group. As a result, the Company may incur tax liabilities greater than on a separate basis. The Company has a due to parent balance of $301,450 as of April 30, 2018 related to this tax sharing arrangement which is included in accounts payable and other liabilities in the accompanying statement of financial condition.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and accrued legal reserves (expensed for financial statement purposes but not deductible for income tax purposes until paid). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible the assets and liabilities are recovered or settled. As of April 30, 2018, the deferred tax asset was $1,094,000 and the deferred tax liability was $44,000.

On December 22, 2017, the United States passed the Tax Cuts and Jobs Act of 2017 which reduced the corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. As a result, the Company revalued the deferred tax assets to reflect the reduction in the future corporate tax rate.

The current and deferred portions of the income tax expense included in the statement of operations for the year ended April 30, 2018 is as follows:

	Current	Deferred	Total
Federal	$ 2,314,999	$ 161,470	$ 2,476,469
State	741,880	$ 41,530	783,410
	$ 3,056,879	$ 203,000	$ 3,259,879

The Company's effective tax rate differs from its expected federal statutory rate as a result of permanent items, state taxes and adjustments to tax accounts for filed returns. Components of the Company's deferred tax assets and liabilities as of April 30, 2018 are as follows:

Deferred tax assets:	
Legal reserve	$ 866,260
Deferred rent	35,955
Accrued vacation	23,784
Reserve for book of business acquisitions	14,272
State taxes	153,729
Total	$ 1,094,000
Deferred tax liability:	
Depreciation on property and equipment	$ 44,000

NOTE 10 - CONCENTRATIONS OF CASH

At April 30, 2018, the carrying amount of the Company's cash and cash equivalents, held at three banking institutions, was $28,670,894. Each institution insures amounts of $250,000 provided by the Federal Deposit Insurance Corporation.

NOTE 11 - RETIREMENT PLANS

The Company has a defined contribution 401(k) plan (the "Plan") covering all of its eligible employees. The Plan is subject to limitations set forth by the Internal Revenue Code. Eligible employees can contribute up to 20% of their gross compensation, subject to annual limitations. During the year ended April 30, 2018, the Company made matching contributions of $115,369.

NOTE 12 - OFF-BALANCE SHEET RISK

Off-balance sheet financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, forward mortgage-backed trade, securities purchased and sold on a when issued basis (when-issued securities), and interest rate swaps. Derivative financial instruments may be used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions may be entered into for trading purposes or to economically hedge other positions or transactions. Futures and forward contracts and to-be-announced securities and when-issued securities provide for the delayed delivery of the underlying instrument.

As of April 30, 2018, and for the year then ended, the Company had not entered into or was a party to off-balance sheet financial instruments in its normal course of business as referred to in the aforementioned paragraph.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 26, 2018, the date at which the financial statements were available to be issued. On June 15, 2018 the Company purchased an office building for cash in the amount of $426,151. No additional events have occurred which would have a material effect on the financial statements of the Company as of that date.